                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 4)



                           CASELLA WASTE SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   1474481044
                               ------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)

         [   ]  Rule 13d-1(c)

         [ X ]  Rule 13d-1(d)


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CUISIP No. 147448104                  13G                     Page 2 of 6 Pages



------- --------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John W. Casella
------- --------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)  [  ]
                                                                                          (b)  [  ]
        Inapplicable
------- --------------------------------------------------------------------------------------------
  3     SEC USE ONLY


------- --------------------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
----------------------------------------------------------------------------------------------------
                           5    SOLE VOTING POWER
       NUMBER OF                                                       1,357,368
         SHARES           ----- --------------------------------------------------------------------
      BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY                                                          27,000
          EACH            ----- --------------------------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON                                                        1,357,368
          WITH            ----- --------------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER
                                                                          27,000
------------------------- ----- --------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,384,368 shares (Consists of the following: (a) 544,768 shares of
        Class A Common Stock; (b) 494,100 shares of Class A Common Stock which
        Mr. Casella has the right to acquire within 60 days of December 31,
        2001 upon the conversion of Class B Common Stock; (c) 305,000 shares of
        Class A Common Stock which Mr. Casella has the right to acquire within
        60 days of December 31, 2001 upon the exercise of options; (d) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of warrants; and (e) 27,000 shares of Class A Common Stock held in irrevocable trusts for the benefit of Mr. Casella's children).
------- --------------------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                  [  ]


------- --------------------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.9%
------- --------------------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*

        IN
------- --------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUISIP No. 147448104                    13G                    Page 3 of 6 Pages



ITEM 1(a).        NAME OF ISSUER:

                  Casella Waste Systems, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  25 Greens Hill Lane, Rutland, Vermont 05701

ITEM 2(a).        NAME OF PERSON FILING:

                  John W. Casella

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  John W. Casella
                  c/o Casella Waste Systems, Inc.
                  25 Greens Hill Lane
                  Rutland, Vermont  05701

ITEM 2(c).        CITIZENSHIP:

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP NUMBER:

                  147448104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable

ITEM 4.           OWNERSHIP.*

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      (a)  Amount Beneficially owned: 1,384,368

                             Consists of the following: (a) 544,768 shares of Class A Common Stock; (b) 494,100 shares of Class A Common Stock which Mr.


-----------------------------
*   As of December 31, 2001


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CUISIP No. 147448104                    13G                    Page 4 of 6 Pages



                             Casella has the right to acquire within 60 days of December 31, 2001 upon the conversion of Class B Common Stock; (c) 305,000 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of options; (d) 13,500 shares of Class A Common Stock which Mr. Casella has the right to acquire within 60 days of December 31, 2001 upon the exercise of warrants; and (e) 27,000 shares of Class A Common Stock held in irrevocable trusts for the benefit of Mr. Casella's children. Mr. Casella does not have voting or investment power of such trust shares and disclaims beneficial ownership thereto.

                      (b)  Percent of class:  5.9%

                      (c)  Number of shares as to which such person has:

                              (i)      Sole power to vote or to direct the vote:
                                       1,357,368

                              (ii) Shared power to vote or to direct the vote: 27,000

                              (iii) Sole power to dispose or to direct the disposition of: 1,357,368

                              (iv) Shared power to dispose or to direct the disposition of: 27,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  The trustee of the irrevocable trusts referred to in Item 4(a) above has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 27,000 shares of Class A Common Stock subject to such trusts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Inapplicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable


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CUISIP No. 147448104                    13G                    Page 5 of 6 Pages



ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable

ITEM 10.          CERTIFICATIONS.

                  Inapplicable
                                                                       -


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CUISIP No. 147448104                    13G                    Page 6 of 6 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /S/ JOHN W. CASELLA
                                                --------------------------------
                                                John W. Casella


                                                FEBRUARY 6, 2002
                                                --------------------------------
                                                Date